EXHIBIT 21.1

SUBSIDIARIES OF CENTRAL JERSEY BANCORP

Name of Subsidiary	State of Incorporation

Central Jersey Bank, National Association	New Jersey

MCBK Capital Trust I	Delaware

CJB Investment Company[1]	New Jersey

1A wholly-owned subsidiary of Central Jersey Bank, National Association.